EXHIBIT 12

HILTON WORLDWIDE HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

(unaudited)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before taxes	$540	$317	$698	$573	$196	$419	$(810)
Equity in (earnings) losses from unconsolidated affiliates	(12)	(8)	(16)	11	145	12	113

	528	309	682	584	341	431	(697)
Add:
Fixed charges	386	345	767	724	795	1,087	1,145
Distributed income of equity method investees	11	10	27	31	13	18	22
Subtract:
Interest capitalized	(2)	(3)	(7)	(6)	(6)	(1)	(11)

Earnings available for fixed charges	$923	$661	$1,469	$1,333	$1,143	$1,535	$459

Fixed Charges:
Interest expense(1)	$311	$274	$620	$569	$643	$946	$1,000
Interest capitalized	2	3	7	6	6	1	11
Estimated interest included in rent expense	73	68	140	149	146	140	134

Total Fixed Charges	$386	$345	$767	$724	$795	$1,087	$1,145

Ratio of Earnings to Fixed Charges	2.4	1.9	1.9	1.8	1.4	1.4	0 (2)

(1)	Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.
(2)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges by approximately $686 million.